Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
January 30, 2026

IPERIONX – DECEMBER 2025 QUARTERLY REPORT

IperionX Limited (Nasdaq | ASX: IPX) is pleased to present its quarterly report for the period ending December 31, 2025. Highlights during and subsequent to the end of the quarter include:

Commercial operations

•	Commissioning Complete: Equipment and systems for both titanium powder production and component manufacturing have been fully commissioned at the Titanium Manufacturing Campus in Virginia.

•
Manufacturing Capacity Expansion: Advanced manufacturing capabilities continue to expand. The 100-ton uniaxial press (producing titanium nuts, bolts, and washers) and dry bag cold isostatic press (large titanium fasteners) are now operational. Additionally, a new 300-ton hydraulic press - designed for complex tiered shapes for consumer electronics enclosures or humanoid robotics components - will commence commissioning.

•
Path to Scale: Manufacturing capabilities are projected to grow significantly as IperionX prepares for a production capacity of 1,400 tons per annum (tpa) in 2027, supported by the installation of additional powder metallurgy presses and HSPT sintering furnaces.

•
Commercial Progress: Sales agreements are advancing, with a range of advanced prototyping activities underway across defense, consumer electronics, automotive, oil & gas, sporting goods, and industrial manufacturing.

•
New Agreements: Major milestones include an initial sales order from Carver Pump for titanium naval shipbuilding components, and an order from American Rheinmetall for lightweight titanium components destined for U.S. Army heavy ground combat systems.

•
Inventory Build: In parallel with custom prototyping, IperionX is building inventory for mass distribution channels. This includes a range of standard titanium fasteners, nuts, and washers, alongside dedicated fastener production for the U.S. military.

•	Quality Assurance: Manufacturing operations have achieved ISO 9001 certification, validating the integrity of IperionX’s quality management processes as production scales.

2027 U.S. Department of War (DoW) backed expansion to 1,400 tpa

•
IperionX is advancing its expansion to scale titanium production capacity to 1,400 tpa. This milestone will position IperionX as the largest and lowest-cost titanium powder producer in the United States.

•
The expansion is estimated to cost ~US$75 million. The majority of this capital is secured via the U.S. DoW Industrial Base Analysis and Sustainment (IBAS) program, with the full US$47.1 million award now obligated.

Accelerated Growth Roadmap: Market Leadership in High-Performance Titanium

•
Next-Generation Development: IperionX is advancing the development of a new facility in Halifax County, Virginia. This site is designed to host the next generation of HAMR and HSPT technologies, targeting a step-change reduction in the titanium cost curve.

•
Continuous Production Breakthrough: These next-generation technologies utilize a new, patent-pending continuous production process that have been tested and proven at R&D level by IperionX. This titanium production innovation has the potential to deliver superior unit economics compared to the current batch processes.

•	Validation Timeline: Pilot-scale work is currently underway to validate this continuous production method at higher throughputs, with completion targeted in 2026.

U.S. Government Funding

•
Final IBAS Funding Obligated: IperionX has been obligated the final US$4.6 million under the U.S. Department of Defense’s US$47.1 million IBAS award. All funds allocated under this program have now been fully obligated, and a balance of US$43.1 million remains available for future reimbursement.

Virginia	Tennessee	Utah

1092 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119

IperionX Limited ABN 84 618 935 372

•	Production Expansion Capital: This final tranche of funding will be deployed to support IperionX’s scale-up to a production capacity of 1,400 metric tons per annum (tpa).

•
Feedstock Secured: The U.S. Government transferred ~290 metric tons (320 short tons) of high-quality titanium scrap metal to IperionX at no cost. This provides approximately 1.5 years of feedstock at current operating capacity.

•
Government Commitment: The full obligation of IBAS funding and the provision of zero-cost titanium scrap reaffirm the U.S. Government’s commitment to establishing a resilient, fully integrated, and low-cost titanium supply chain for the defense industrial base.

Titan Project Development

•
Critical Minerals Supply Chain Asset: The Titan Critical Minerals Project is a vital link in the U.S. critical mineral supply chain. It remains one of the largest permitted U.S. sources of titanium, zircon, and rare earth minerals.

•
Closing the Heavy Rare Earth Supply Deficit: With limited domestic production of DyTb and Y, the U.S. faces critical heavy rare earth supply gap. Titan’s rare earth concentrate contains high proportions of DyTb and Y, and is uniquely positioned to supply these essential elements, which are required for high-performance permanent magnets in defense and energy sectors.

•
Project Readiness: As a fully permitted project, Titan offers a fast-track solution for domestic DyTb+Y, titanium, and zircon supply. The Department of War funded Definitive Feasibility Study is on schedule for delivery in mid-2026.

Strong financial position

•	As of December 31, 2025, IperionX held a cash balance of US$65.8 million.

•
IperionX has been awarded a total of US$59.8 million in U.S. Government grants via the DoW’s DPA Title III and IBAS/ICAM programs. All funds under these awards have been fully obligated, legally committing the capital to IperionX within the federal accounting system.

•	These funds are accessed via a reimbursement model. IperionX incurs costs for approved activities and subsequently invoices the U.S. Government for repayment.

•	To date, US$13.3 million has been reimbursed to IperionX. A balance of US$46.5 million remains available for future reimbursement to support ongoing operations and expansion.

Program	Obligated	Reimbursed to date	Remaining Balance
DPA Title III	$12.7	($10.3)	$2.4
IBAS / ICAM	$47.1	($3.0)	$44.1
Total	$59.8	($13.3)	$46.5

For further information and enquiries please contact:

investorrelations@iperionx.com
+1-980-237-8900

TITANIUM METAL OPERATIONS UPDATE

Titanium metal operations

Equipment and systems are commissioned for both titanium powder production and component manufacturing at the Titanium Manufacturing Campus in Virginia. Additional advanced manufacturing capabilities continue to expand, with the 100-ton uniaxial press and dry bag cold isostatic press in operation, and the 300-ton hydraulic press being commissioned.

This equipment enables IperionX to produce a range of near-net-shape and semi-finished products, with both dimensional complexity and scale. Titanium products include nuts, bolts and washers, large fasteners including tank track pins, and complex tiered shapes including consumer electronics enclosures.

Advanced manufacturing will grow throughout 2026 in excess of powder production capacity of 200 tons per year, as a part of IperionX’s expansion to 1,400 tons per year of production. Equipment scheduled for delivery in 2026 includes additional cold isostatic presses, as well as sintering furnaces and hydride / de-hydride furnaces.

Additionally, IperionX’s additive manufacturing capacity includes laser powder bed fusion machines, e-beam machines and binder jet machines.

Powder Manufacturing
Powder Consolidation
Target Products
Titanium Scrap
HAMR
Titanium Powder
Binder Jet
US$50-150/kg
Uniaxial Press
US$7-30/kg
Cold Isostatic Press
US$4-15/kg
Laser Powder Bed Fusion
US$100+
HSPT & THRM
Fasteners
Enclosures & Controls
Gears & Actuators
Brackets
US$180-400/kg
Mill Products
US$50-120/kg
Complex Products
US$1,000+/kg

Figure 1: IperionX titanium metal product map and current market price range estimates

IperionX’s manufacturing operations achieved ISO 9001 certification, the internationally recognized standard for quality management systems. ISO 9001 certification validates the integrity of IperionX’s quality management processes as production scales, underpinning our customer qualification and procurement pipeline across defense, aerospace, automotive, and consumer electronics.

Sales agreements

Sales agreements are advancing, with a range of advanced prototyping activities underway across defense, consumer electronics, automotive, oil & gas, sporting goods, and industrial manufacturing.

The defense-focused commercial programs are progressing well, with prototype development now underway for applications across the U.S. Army and U.S. Navy. Major commercial agreements include an initial order from Carver Pump for titanium naval shipbuilding components, and an order from American Rheinmetall for lightweight titanium parts for U.S. Army heavy ground combat systems.

In parallel, IperionX is beginning to build inventory of titanium products for sales via mass distribution channels, including a range of titanium fasteners, nuts and washers, as well as the production of fasteners for the U.S. military. Once established, it is anticipated that these sales channels will be high-volume purchase orders, issued by distributors as inventory levels reach minimum thresholds. IperionX has secured initial purchase orders for the delivery of titanium fastener products into both commercial and industrial markets.

New products continue to be established opening a range of other verticals, such as brackets, cases and housings for a range of applications including aerospace.

Carver Pump purchase order

The IperionX / Carver Pump project is designed to deliver step-change improvement in lead times for delivery of titanium components for Naval systems. Under the project, titanium components are expected to be produced in less than one week using IperionX’s high-quality titanium metal powder and advanced manufacturing capabilities. Successful completion of the prototyping and testing phase has the potential to lead to larger scale production agreements with Carver Pump and the U.S. Navy.

American Rheinmetall purchase order

The IperionX / American Rheinmetall project is for the production of 700 lightweight titanium components for U.S. Army heavy ground combat systems. Lightweighting is an increasingly critical design consideration for U.S. Army heavy ground combat platforms as the vehicles continues to gain mass through successive survivability and lethality upgrades, including enhanced armor systems and emerging counter-UAS and drone-protection solutions.

Specific benefits also include improved performance through reduced weight, enabling faster acceleration and better agility, increased operational range and survivability, and reduced ground pressure improving traction and flotation on soft or uneven terrain. This initial purchase order has the potential to lead to a significantly larger agreement upon successful delivery of this initial scope of work.

Figure 1: Titanium metal powder production at the Titanium Manufacturing Campus

TITANIUM METAL OPERATIONS EXPANSIONS

As previously announced, IperionX continues to scale titanium capacity to 1,400 tpa, positioning IperionX to be America’s largest and lowest-cost titanium powder producer.

The total expansion capital is ~US$75 million, and is majority funded through the U.S. DoW Industrial Base Analysis and Sustainment (IBAS) award of US$47.1 million, of which all US$47.1 million has now been obligated to IperionX.

The 1,400 tpa expansion accelerates a more resilient and sustainable U.S. titanium supply chain, cutting reliance on foreign imports and supporting national security for aerospace, defense, and other emerging sectors such as robotics. This integrated expansion program will deliver end-to-end titanium scrap-to-part capacity with downstream manufacturing equipment - powder-metallurgy presses, forging, and additive manufacturing - to process 100% recycled scrap or domestic feedstocks into high-quality titanium powders and high-performance titanium components.

IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of +10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum.

Supporting this roadmap, IperionX advanced the development of a new facility that will focus on the next generation of HAMR and HSPT process technology innovations. The next generation of technologies are based on a patent pending continuous production process, which aims to materially reduce the cost base compared to current batch production processes. Work is underway to validate the new continuous production process and is expected to be complete in 2026.

U.S. GOVERNMENT FUNDING

During the quarter IperionX was obligated the final US$4.6 million under the U.S. Department of War’s Industrial Base Analysis and Sustainment US$47.2 million award, with all funds under the program now obligated. The U.S. Government has also transferred ~290 metric tons (320 short tons) of high-quality titanium scrap metal to IperionX for no cost, which is ~1.5 years’ worth of titanium feedstock at current full operating capacity.

The final IBAS funding and provision of titanium scrap affirms the commitment of the U.S. Government to establish and expand a resilient, fully integrated, and low-cost titanium supply chain for the U.S. defense industrial base.

IperionX is also investigating potential Government funding opportunities for the Titan Critical Mineral Project in Tennessee, a very large, fully permitted, U.S. domestic source of titanium and rare earth minerals.

TITAN CRITICAL MINERALS PROJECT

DFS to advance vital U.S. critical minerals supply chain

The DoW has previously obligated US$5 million to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status via a Definitive Feasibility Study (DFS), an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. DFS activities are rapidly progressing and remain on track to be completed by mid-2026.

Figure 2: Titan Project development and west Tennessee community activities

Given its strategic nature to the U.S. critical mineral supply chain, IperionX is receiving increased interest in the Titan Project, which one of the largest permitted U.S. sources of critical minerals, including the heavy rare earths dysprosium (Dy), terbium (Tb) as well as yttrium (Y).

America has no DyTb production at scale, which are indispensable Heavy Rare Earths (HREEs) dopants that allow high-performance neodymium-iron-boron permanent magnets to operate reliably at high temperatures across demanding applications.

Defense and advanced industrial systems require DyTb-doped magnets for high-temperature, high-coercivity performance. DyTb is the chokepoint in the rare earth supply chain.

More than 70% of global rare earth production comes from just five rare earth mines that are dominant in light rare earths (three in China, one in Australia, and one in the U.S.).  Furthermore, over ~70% of the rare earth production from these major mines being low value cerium and lanthanum. These mines contain low proportions of the scarce, high-value elements DyTb and Y. Rare earth prices reflect this relative scarcity. Cerium sells for ~US$2,100 per ton, NdPr sells for approximately US$115,000 per ton, Y for US$260,000 per ton, Dy for US$93,000 per ton, and Tb for US$3,800,000 per ton (all metric tons)1.

Company	Project	NdPr %	DyTb %	Y %	Total %
China Northern Rare Earth Group (SOE)	Bayan Obo, China	21.7	-	0.4	22.1
China Northern Rare Earth Group (SOE)	Weishan, China	14.9	0.1	0.8	15.8
China Northern Rare Earth Group (SOE)	Maoniuping, China	21.0	1.3	6.3	28.6
Lynas	Mt Weld, Australia	15.0	0.5	0.1	15.6
MP Materials	Mountain Pass, USA	16.4	-	-	16.4
IperionX	Titan, USA	21.2	2.3	12.7	36.2

Table 1: Total rare earth oxide % of NdPr, DyTb and Y for the five largest REE producers and IperionX (Ref. Appendix 1)

Titan is one of the only near-term U.S. projects with meaningful DyTb content. Titan’s rare earth concentrate contains high proportions of HREEs DyTb and Y, while also containing a high share of neodymium and praseodymium (NdPr).

IperionX is advancing Government funding opportunities to accelerate the development of the Titan Project. The Company has received letters of support from both the Tennessee and Virginia congressional delegations, and the Governor of Tennessee, that acknowledge the importance of Titan Project to U.S. national security and supply chain independence.

BALANCE SHEET AND CORPORATE

Strong Financial Position

As of December 31, 2025, IperionX held US$65.8 million in cash which places the Company in a strong financial position for operations and the scaling up of production capacity.

Further, IperionX has been awarded U.S. Government grants totaling US$59.8 million under the U.S. DoW’s DPA Title III and IBAS / ICAM programs. All grant funding has been obligated, meaning that the U.S. Government has legally committed the funds, which are allocated to IperionX in the federal accounting system.

These funds are accessed via a reimbursement model. IperionX incurs costs for approved activities and subsequently invoices the U.S. Government for repayment. As of December 31, 2025, US$13.3 million in cash has been reimbursed to IperionX under these U.S. Government grant programs, with US$46.5 million in grant funding remaining to be invested and received.

Program	Granted	Reimbursed	Balance
DPA Title III	$12.7	($10.3)	$2.4
IBAS / ICAM	$47.1	($3.0)	$44.1
Total	$59.8	($13.3)	$46.5

Table 2: IperionX’s current U.S. Government grant funding summary

1 Mid-point of Argus non-ferrous metal markets January 2026 pricing, CIF Europe

Capital structure

All remaining vendor performance linked securities issued in 2020 as part of the Company’s acquisition of the Titan Critical Mineral Project have expired, and are no longer included in IperionX’s capital structure.

The expired securities totaled 19,800,000 Class B Performance Shares, 4,000,000 Class A Performance Options, and 4,000,000 Class B Performance Options, with an additional 19,800,000 Class A Performance Shares linked to the acquisition previously expiring in December 2024.

ASX - ADDITIONAL INFORMATION

Mining properties – Titan Critical Minerals Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. As of December 31, 2025, the Titan Project comprised approximately 10,086 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 674 acres are subject to long-term lease by IperionX, and approximately 7,926 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights.

Mining exploration expenditures

During the quarter, the following payments were made for mining exploration activities:

Activity	US$000
Mining and engineering consultants	(1,120)
Geological consultants	(6)
Metallurgical consultants	(5)
Land consultants	(97)
Assaying	(5)
Permitting	(1)
Field supplies, equipment rental, vehicles, travel and deposit refunds	(1)
Total as reported in Appendix 5B	(1,235)

Table 3: Mining exploration expenditures

During the quarter, IperionX made no payments in relation to mining development or production activities.

Related party payments

During the quarter, IperionX made payments of approximately US$683,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

Not an offer in the United States

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

ABOUT IPERIONX

IperionX aims to be the leading American titanium metal and critical materials company – using patented and proprietary metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including aerospace, defense, consumer electronics, automotive and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is based on information compiled and/or reviewed by Mr. Adam Karst, P.G. Mr. Karst is a consultant to IperionX. Mr. Karst is a Registered Member of the Society of Mining, Metallurgy and Exploration (SME) which is a Recognized Overseas Professional Organization (ROPO) as well as a Professional Geologist in the state of Tennessee. Mr. Karst has sufficient experience which is relevant to the style and type of mineralization present at the Titan Project area and to the activity that he is undertaking to qualify as a Competent Person as defined in the 2012 edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” (the 2012 JORC Code). Mr. Karst consents to the inclusion in this report of the matters based on this information in the form and context in which it appears.

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Appendix 1: Company Sources

Company	Project	Status	Source data	Link
Lynas	Mt Weld	Producing	2024 Mineral Resource and Ore Reserve Update (5-Aug-24)	https://wcsecure.weblink.com.au/pdf/LYC /02835257.pdf?utm_source=chatgpt. com
MP Materials	Mountain Pass	Producing	2025 Form 10-K - Mineral Resource Estimate (28-Feb-25)	https://d18rn0p25nwr6d.cloudfront.net/ CIK-0001801368/37126578-26fe-49e0- b0d2-12c6053a5a1b.pdf
China Northern Rare Earth Group	Bayan Obo	Producing	Rare Earth Exchanges (9-Oct-25)	https://rareearthexchanges.com/project /bayan-obo/
China Northern Rare Earth Group	Weishan	Producing	Rare Earth Exchanges (15-Jun-25)	https://rareearthexchanges.com/project /weishan/
China Northern Rare Earth Group	Maoniuping	Producing	Rare Earth Exchanges (9-Oct-25)	https://rareearthexchanges .com/project/maoniuping/
IperionX	Titan	Development	2021 Mineral Resource Statement (6-Oct-2021)	https://app.sharelinktechnologies.com/ announcement- preview/asx/127653d101ecba7cc3a4d 06160ec9e35

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity

IperionX Limited

ABN	Quarter ended (“current quarter”)

84 618 935 372	December 31, 2025

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (6 months) USD$’000
1.	Cash flows from operating activities
1.1	Receipts from customers	28	29
1.2	Payments for
	(a) exploration & evaluation	(1,235)	(2,449)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(3,490)	(7,134)
	(e) administration and corporate costs	(2,644)	(4,768)
1.3	Dividends received	-	-
1.4	Interest received	542	1,190
1.5	Interest and other costs of finance paid	(47)	(146)
1.6	Income taxes paid	-	(13)
1.7	Government grants and tax incentives	2,072	2,846
1.8	Other (provide details if material):
	(a) research & development	(3,960)	(6,037)
	(b) business development	(147)	(220)
1.9	Net cash from / (used in) operating activities	(8,881)	(16,702)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-	-
	(b) tenements	(273)	(1,003)
	(c) property, plant and equipment	(5,337)	(15,305)
	(d) exploration & evaluation	-	-
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter USD$’000	Year to date (6 months) USD$’000
2.2	Proceeds from the disposal of:
	(a) entities	-	-
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	(74)
2.4	Dividends received	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(5,610)	(16,382)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	1,281	45,717
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	92	566
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(52)	(1,745)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	(351)	(351)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material) (a) principal portion of lease liabilities	(114)	(263)
3.10	Net cash from / (used in) financing activities	856	43,924

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	79,245	54,814
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(8,881)	(16,702)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(5,610)	(16,382)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	856	43,924
4.5	Effect of movement in exchange rates on cash held	217	173
4.6	Cash and cash equivalents at end of period	65,827	65,827

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	56,237	70,783
5.2	Call deposits	9,590	8,462
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	65,827	79,245

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	683
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the
sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(8,881)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(8,881)
8.4	Cash and cash equivalents at quarter end (item 4.6)	65,827
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	65,827
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	7

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable.

8.8.2.     Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable.
8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Not applicable.
Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	January 30, 2026

Authorized by:	Chief Financial Officer

(Name of body or officer authorizing release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorized for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorized for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorized for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorized for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.